SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Applied DNA Sciences, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

03815U 201

(CUSIP Number)

James A. Hayward
50 Health Sciences Drive

Stony Brook, New York 11790

631-240-8800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 22, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies of this statement are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03815U 201	13D	Page 1 of 9 Pages

1	NAME OF REPORTING PERSON James A. Hayward
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,991,870(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,991,870(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,991,870(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.38(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)          Reflects (i) 2,431,671 shares of Common Stock, (ii) 2,671,262 shares of Common Stock underlying exercisable options and warrants that may be exercised within 60 days from the date hereof and (iii) 2,888,937 shares of Common Stock issuable upon conversion of an aggregate principal amount of $1.56 million of secured convertible notes that may be converted at a conversion price of $0.54 per share. Does not reflect the remaining 12,500 unvested shares subject to options granted on December 21, 2015 pursuant to the Issuer’s 2005 Incentive Stock Plan, which will vest on December 21, 2019.

(2)          This percentage calculation is based on 43,221,209 shares of Common Stock outstanding as of August 23, 2019.

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Item 1. Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $0.001 per share (“Common Stock”), of Applied DNA Sciences, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 50 Health Sciences Drive, Stony Brook, New York 11790. The Common Stock is listed on The Nasdaq Capital Market under the ticker symbol “APDN.”

Item 2. Identity and Background

(a)          This Schedule 13D is being filed by James A. Hayward, an individual (the “Reporting Person”).

(b)          The principal business address of the Reporting Person is 50 Health Sciences Drive, Stony Brook, New York 11790.

(c)          The principal occupation or employment of the Reporting Person is as the Chief Executive Officer and President of the Issuer. The Reporting Person is also the Chairman of the Board of Directors of the Issuer. The principal business address of the Issuer is 50 Health Sciences Drive, Stony Brook, New York 11790.

(d)          During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

Equity Compensation Issuances

As a result of the Reporting Person being the Chairman of the Board of Directors, Chief Executive Officer and President of the Issuer, pursuant to the employment agreement dated July 1, 2017 (the “Employment Agreement”) and the Issuer’s 2005 Incentive Stock Plan (the “Incentive Plan”), as part of his equity compensation for his service to the Issuer, the Issuer has issued to the Reporting Person options to purchase an aggregate of 2,279,168 shares of the Issuer’s Common Stock, which may be exercised within 60 days of the date hereof and which are deemed to be outstanding for the purpose of computing the percentage of shares of Common Stock owned by the Reporting Person. Specifically, the Issuer has issued to the Reporting Person the following outstanding options to purchase shares of the Issuer’s Common Stock:

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Transaction Date	Number of Securities Underlying Unexercised Options (Exercisable)		Number of Securities Underlying Unexercised Options (Unexercisable)	Option Expiration Date
December 22, 2014	175,000			December 21, 2024

June 20, 2015	166,667	(1)		June 30, 2020

December 21, 2015	37,500		12,500	December 21, 2025

December 20, 2016	150,000			December 20, 2026

July 10, 2018	666,667	(2)		July 10, 2021

August 29, 2019	250,000			August 29, 2028

October 17, 2018	833,334	(3)		October 17, 2023

(1) These options were originally granted on July 1, 2010. On June 30, 2015, the original options were cancelled and replaced with new options with a term of an additional five years.

(2) These options were originally granted on July 11, 2011. On July 11, 2018, the original options were cancelled and replaced with new options with a term of an additional three years. The combined term of these options is a total of 10 years.

(3) These options were originally granted on October 13, 2017. On October 17, 2018, the original options were cancelled and replaced with new options with terms of an additional five years. The combined terms of these options are a total of 10 years.

Promissory Note Purchase and Exchange

On September 11, 2014, the Issuer issued and sold a promissory note in the aggregate principal amount of $1,000,000 and bearing interest at a rate of 12.5% per annum to the Reporting Person. On November 11, 2014, the Reporting Person agreed to exchange for cancellation of his promissory note (including principal and accrued interest thereon) for 315,171 shares of Common Stock at $3.24 per share and 315,171 warrants at $0.01 per warrant to purchase an additional 315,171 shares of common stock at an exercise price of $3.50 per share. The warrants must be exercised by November 20, 2019.

Common Stock and Warrant Purchases

On November 20, 2014, the Reporting Person purchased from the Issuer 76,923 shares of Common Stock for $250,000, along with other investors in a public offering. In the public offering, the Reporting Person also acquired 76,923 warrants at the price of $0.01 per warrant to purchase 76,923 additional shares of Common Stock at an exercise price of $3.50 per share. The warrants must be exercised by November 20, 2019. All purchases by the Reporting Person were made with personal funds.

Common Stock Purchases

On June 28, 2017, the Reporting Person purchased from the Issuer 142,046 shares of Common Stock for $250,000 in a private placement, along with other investors. All purchases by the Reporting Person were made with personal funds.

On August 22, 2019, the Reporting Person purchased from the Issuer 370,371 shares of Common Stock in a private placement for $100,000 in a private placement, along with other investors. All purchases by the Reporting Person were made with personal funds.

Secured Convertible Note Purchases

In addition, on August 31, 2018, the Reporting Person purchased from the Issuer an aggregate principal amount of $1 million of secured convertible notes due August 30, 2021, (the “August Notes”) convertible into 400,000 shares of the Issuer’s Common Stock at the conversion price of $2.50 per share, along with other investors and on November 29, 2018, the Reporting Person purchased an additional aggregate principal amount of $500,000 of the secured convertible notes due November 28, 2021 (the “November Notes” and together with the August Notes, the “Notes”) convertible into 200,000 shares of the Issuer’s Common Stock at the conversion price of $2.50 per share, along with other investors. The Notes were purchased by the Reporting Person in a private placement with the Issuer using personal funds.

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The Notes bear interest at the rate of 6% per annum, payable semi-annually in cash or in kind, at the Issuer’s option. The Notes are convertible, in whole or in part, at any time, at the option of the Reporting Person. The Issuer has the right to require the Reporting Person to convert all or any part of the Notes into shares of Common Stock if the price of the Common Stock remains at a closing price of $3.50 or more for a period of twenty consecutive trading days. Upon any Change in Control (as defined in the Notes), the holders of the Notes have the right to require the Issuer to redeem the Notes, in whole or in part, at a redemption price equal to such Notes’ outstanding principal balance plus accrued interest. Until the principal and accrued but unpaid interest under the Notes is paid in full, or converted into shares of Common Stock pursuant to their terms, the Issuer’s obligations under the Notes will be secured by a lien on substantially all assets of the Issuer and the assets of APDN (B.V.I.) Inc., the Issuer’s wholly-owned subsidiary, in favor of Delaware Trust Company, a Delaware corporation, as collateral agent for the purchasers, pursuant to those certain security agreements dated as of October 19, 2018, as amended on November 26, 2018, February 29, 2019 and July 19, 2019.

On July 16, 2019, an amendment to the Notes was entered into, whereby the maturity date of the August Notes was amended to become November 28, 2021 and the conversion price of the Notes was amended to $0.54, thereby, the Notes are now convertible into 2,888,937 shares of the Issuer’s Common Stock.

In connection with the purchase of the August Notes and the November Notes, the Reporting Person also entered into registration rights agreements, dated as August 31, 2018 and November 29, 2018, respectively, and as amended on July 16, 2019 with the Issuer and the other purchasers of the Notes, pursuant to which the Issuer has agreed to prepare and file a registration statement with the SEC to register under the Securities Act of 1933, as amended, resales from time to time of the Common Stock issued or issuable upon conversion or redemption of the Notes. The Issuer is required to file a registration statement within 60 days of receiving a demand registration request from holders of at least 70% of the outstanding principal balance of the Notes, and to cause the registration statement to be declared effective within 45 days (or 90 days if the registration statement is reviewed by the SEC).

Other Issuances

Prior to 2014, the Reporting Person acquired 1,527,160 shares of Common Stock through various transactions, including but not limited to private placements from the Issuer using personal funds and the conversion of multiple issuances of promissory notes and convertible notes (acquired from the Issuer in private placements) into shares of Common Stock. Such promissory notes and convertible notes were acquired by the Reporting Person using personal funds.

Item 4. Purpose of Transaction

The Reporting Person acquired the securities for investment and through his compensatory arrangements with the Issuer.

The Reporting Person is currently the Chairman of the Board of Directors, President and Chief Executive Officer of the Issuer. The Reporting Person intends to continue to participate in the management and operations of the Issuer as a Director, the President and Chief Executive Officer of the Issuer.

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Additionally, in his capacity as a shareholder of the Issuer, the Reporting Person reviews his investment in the Issuer on a continuous basis. The Reporting Person expects to continue to evaluate on an ongoing basis his investment in the Issuer, and may from time to time in the future, subject to applicable legal or other restrictions and constraints, acquire (including through his compensatory arrangements with the Issuer) or dispose of shares of Common Stock or derivative securities to the extent deemed advisable in light of market conditions and other factors. The Reporting Person expects to evaluate on an ongoing basis the Issuer’s financial condition, operations, business, operations and prospects, the market price for the shares of Common Stock, conditions in the securities markets generally, general economic conditions, and other factors. Among other things, the Reporting Person may purchase shares of Common Stock, or may sell or otherwise dispose of all or a portion of the shares of Common Stock, in public and private transactions and/or may enter into transactions to hedge the market risk of some or all positions in, or to obtain greater exposure to, the shares of the Common Stock. Alternatively, the Reporting Person may determine to dispose of some or all of his shares of Common Stock. Any such transactions may be effected at any time or from time to time, subject to federal and state securities laws. Any such acquisitions or dispositions may be made, subject to applicable law, in open market or privately negotiated transactions or otherwise. The Reporting Person reserves the right to change his plans and intentions at any time and from time as he deems appropriate as he has not yet determined which of the courses of actions specified in this paragraph he may ultimately take.

Except as set forth above, the Reporting Person has no present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, provided that the Reporting Person may, at any time, review or reconsider his position with respect to the Issuer and reserves the right to develop such plans or proposals.

Item 5. Interest in Securities of the Issuer

The information contained in Item 3 of this Schedule 13D is incorporated by reference herein.

(a)          The responses of the Reporting Person referenced in Item 2 above with respect to Rows 11, 12 and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of shares of Common Stock (including but not limited to footnotes to such information) are incorporated herein by reference.

The aggregate percentage of shares of Common Stock reported as beneficially owned by the Reporting Person was calculated based on 43,221,2019 shares of Common Stock outstanding as of August 23, 2019.

(b)          The responses of the Reporting Person with respect to Rows 7, 8, 9 and 10 of the cover pages of this Schedule 13D that relate to the number of shares of Common Stock as to which the Reporting Person referenced in Item 2 above has sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition (including but not limited to footnotes to such information) are incorporated herein by reference. The Reporting Person has no present plan or arrangement to act in concert with respect to the acquisition, holding, voting or disposition of shares of Common Stock, or in other matters.

(c)          Other than as disclosed in Item 3 above, no transactions in the securities of the Issuer were effected by the Reporting Person during the past sixty days.

(d)          As of the date hereof, to the best knowledge and belief of the undersigned, no person other than the Reporting Person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person.

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(e)          Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in Items 2, 3, 4 and 5 of this Schedule 13D is incorporated by reference herein.

To the best knowledge of the Reporting Person, except as set forth herein in this Schedule 13D, there are no other contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the Reporting Person, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7. Material to be Filed as an Exhibit

Exhibit	Description and Date of Document

1.	Letter Agreement dated November 11, 2014 between Applied DNA Sciences, Inc. and James A. Hayward regarding Exchange of 12.5% Promissory Note, incorporated by reference to the designated exhibit of the Issuer’s Registration Statement on Form S-1/A filed with the SEC on November 12, 2014

2.	Form of Warrant Agreement between Applied DNA Sciences, Inc. and American Stock Transfer & Trust Company, LLC, as warrant agent, incorporated by reference to the designated exhibit of the Issuer’s Registration Statement on Form S-1/A filed with the SEC on November 12, 2014

3.	First Amendment to Warrant Agreement dated April 1, 2015 between Applied DNA Sciences, Inc. and American Stock Transfer & Trust Company, LLC as warrant agent, incorporated by reference to the designated exhibit of the Issuer’s Current Report on Form 8-K filed with the SEC on April 1, 2015

4.	Applied DNA Sciences, Inc. 2005 Incentive Stock Plan and form of employee stock option agreement thereunder, as amended and restated as of January 21, 2015, incorporated by reference to the designated exhibit of the Issuer’s Annual Report on Form 10-K for the fiscal year ended September 30, 2015 filed with the SEC on December 14, 2015

5.	Employment Agreement, dated July 1, 2017, between James A. Hayward and Applied DNA Sciences, Inc., incorporated by reference to the designated exhibit of the Issuer’s Current Report on Form 8-K filed with the SEC on August 2, 2016

6.	Form of Subscription Agreement, incorporated by reference to the designated exhibit of the Issuer’s Current Report on Form 8-K filed with the SEC on June 28, 2017

7.	Form of Note, incorporated by reference to the designated exhibit of the Issuer’s Current Report on Form 8-K originally filed with the SEC on September 4, 2018 and amended on December 10, 2018

CUSIP No. 03815U 201	13D	Page 7 of 9 Pages

Exhibit	Description and Date of Document

8.	Registration Rights Agreement, dated August 31, 2018, by and among Applied DNA Sciences, Inc. and the investors named on the signature page thereto, incorporated by reference to the designated exhibit of the Issuer’s Current Report on Form 8-K originally filed with the SEC on September 4, 2018 and amended on December 10, 2018

9.	Securities Purchase Agreement, dated August 31, 2018, by and among Applied DNA Sciences, Inc. and the investors named on the signature page thereto, incorporated by reference to the designated exhibit of the Issuer’s Current Report on Form 8-K originally filed with the SEC on September 4, 2018 and amended on December 10, 2018

10.	Form of Convertible Note incorporated by reference to the designated exhibit of the Issuer’s Current Report on Form 8-K filed with the SEC on December 6, 2018

11.	Registration Rights Agreement, dated November 29, 2018 by and among Applied DNA Sciences, Inc. and the investors named on the signature page thereto, incorporated by reference to the designated exhibit of the Issuer’s Current Report on Form 8-K filed with the SEC on December 6, 2018

12.	Securities Purchase Agreement dated November 29, 2018 by and among Applied DNA Sciences, Inc. and the investors named on the signature page thereto, incorporated by reference to the designated exhibit of the Issuer’s Current Report on Form 8-K filed with the SEC on December 6, 2018

13.	Collateral Agency Agreement dated October 19, 2018, incorporated by reference to the designated exhibit of the Issuer’s Form 10-K for the fiscal year ended September 30, 2018, originally filed with the SEC on December 18, 2018 and amended by Amendment No. 1 to Form 10-K filed with the SEC on January 28, 2019 and by Amendment No. 2 to Form 10-K filed with the SEC on April 4, 2019

14.	Security Agreement dated October 19, 2018, incorporated by reference to the designated exhibit of the Issuer’s Form 10-K for the fiscal year ended September 30, 2018, originally filed with the SEC on December 18, 2018 and amended by Amendment No. 1 to Form 10-K filed with the SEC on January 28, 2019 and by Amendment No. 2 to Form 10-K filed with the SEC on April 4, 2019

15.	First Amendment to Security Agreement dated November 26, 2018, incorporated by reference to the designated exhibit of the Issuer’s Form 10-K for the fiscal year ended September 30, 2018, originally filed with the SEC on December 18, 2018 and amended by Amendment No. 1 to Form 10-K filed with the SEC on January 28, 2019 and by Amendment No. 2 to Form 10-K filed with the SEC on April 4, 2019

16.	Guaranty and Security Agreement dated October 19, 2018, incorporated by reference to the designated exhibit of the Issuer’s Form 10-K for the fiscal year ended September 30, 2018, originally filed with the SEC on December 18, 2018 and amended by Amendment No. 1 to Form 10-K filed with the SEC on January 28, 2019 and by Amendment No. 2 to Form 10-K filed with the SEC on April 4, 2019

17.	Intellectual Property Security Agreement dated October 19, 2018, incorporated by reference to the designated exhibit of the Issuer’s Form 10-K for the fiscal year ended September 30, 2018, originally filed with the SEC on December 18, 2018 and amended by Amendment No. 1 to Form 10-K filed with the SEC on January 28, 2019 and by Amendment No. 2 to Form 10-K filed with the SEC on April 4, 2019

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Exhibit	Description and Date of Document

18.	Intellectual Property Security Agreement dated October 19, 2018, incorporated by reference to the designated exhibit of the Issuer’s Form 10-K for the fiscal year ended September 30, 2018, originally filed with the SEC on December 18, 2018 and amended by Amendment No. 1 to Form 10-K filed with the SEC on January 28, 2019 and by Amendment No. 2 to Form 10-K filed with the SEC on April 4, 2019

19.	Omnibus Amendment Agreement, dated February 26, 2019, among the Company, APDN (B.V.I.), Inc., and Delaware Trust Company as collateral agent for the benefit of the buyers listed on Schedule I thereto, incorporated by reference to the designated exhibit of the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019, filed with the SEC on May 9, 2019

20.	First Amendment to Intellectual Property Security Agreement, dated February 26, 2019, between the Company and Delaware Trust Company as collateral agent for the benefit of the investors listed thereto, incorporated by reference to the designated exhibit of the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019, filed with the SEC on May 9, 2019

21.	First Amendment to Intellectual Property Security Agreement, dated February 26, 2019, between APDN (B.V.I.) Inc. and Delaware Trust Company as collateral agent for the benefit of the investors listed thereto, incorporated by reference to the designated exhibit of the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019, filed with the SEC on May 9, 2019

22.	Amendment to Secured Convertible Notes, dated July 16, 2019 by and among the Company and the investors named on the signature page thereof, incorporated by reference to the designated exhibit of the Company’s Current Report on Form 8-K, dated July 16, 2019, filed with the SEC on July 17, 2019

23.	Omnibus Amendment Agreement, dated July 16, 2019 by and among the Company and the parties named on the signature page thereof, incorporated by reference to the designated exhibit of the Company’s Current Report on Form 8-K, dated July 16, 2019, filed with the SEC on July 17, 2019

24.	Second Omnibus Amendment Agreement, dated July 19, 2019 by and among the Company, APDN (B.V.I.) Inc., and Delaware Trust Company, as collateral agent for the benefit of the buyers listed on Schedule I thereto, incorporated by reference to the designated exhibit of the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019, filed with the SEC on August 13, 2019

25.	Second Amendment to Intellectual Property Security Agreement, dated July 19, 2019 by the Company in favor of Delaware Trust Company as collateral agent for the secured parties defined therein, incorporated by reference to the designated exhibit of the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019, filed with the SEC on August 13, 2019

26.	Second Amendment to Intellectual Property Security Agreement, dated July 19, 2019 by APDN (B.V.I.) Inc. in favor of Delaware Trust Company as collateral agent for the secured parties defined therein, incorporated by reference to the designated exhibit of the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019, filed with the SEC on August 13, 2019

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Exhibit	Description and Date of Document

27.	Form of Subscription Agreement, incorporated by reference to the designated exhibit of the Issuer’s Current Report on Form 8-K filed with the SEC on August 26, 2019

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 30, 2019

James A. Hayward

By:	/s/ James A. Hayward
Name:	James A. Hayward